Bluestem Brands, Inc.

6509 Flying Cloud Drive

Eden Prairie, Minnesota 55344

December 21, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluestem Brands, Inc. Request to Withdraw Registration Statement on Form S-1, File No. 333-173668

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bluestem Brands, Inc., a Delaware corporation (the “Registrant”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s registration statement on Form S-1, originally filed April 21, 2011 (File No. 333-173668) (together with all amendments and exhibits thereto, collectively, the “Registration Statement”). Furthermore, the SEC has taken the position that if a company files a Form 8-A to register a class of securities under Section 12 of the Securities Exchange Act of 1934, as amended, concurrently with the Securities Act registration, withdrawal of the Securities Act registration statement under Rule 477 will be deemed also to withdraw the corresponding Form 8-A. Accordingly, the consent of the Commission to the withdrawal of the Registration Statement will also result in the withdrawal of the Registrant’s corresponding registration statement on Form 8-A, filed November 15, 2011 (File No. 001-35353).

The Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the ground that the Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. Please note that the Registration Statement was not declared effective by the Commission, and no securities of the Company were sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Registrant acknowledges that no refund will be made for fees paid to the Commission with the filing of the Registration Statement. However, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant or its affiliates.

If you have any questions with respect to this matter, please contact Erica C. Street, the Registrant’s Vice President and General Counsel, at (952) 656-3933.

Sincerely,

BLUESTEM BRANDS, INC.

/s/ Mark P. Wagener
Mark P. Wagener
Executive Vice President and Chief Financial Officer